CUSIP No. 74725 H 10 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) /1

                               QCS.net Corporation
-------------------------------------------------------------------------------
                           (formerly QCS Corporation)
                                (Name of Issuer)

                     Common Stock, Par Value 0.001 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74725 H 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Ed Mathias
                              c/o The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                                 Suite 220 South
                             Washington D. C. 20004
                                 (202) 347-2626
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement /2)
-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------

1/ This Amendment No. 1 to Schedule 13D amends the Schedule D filed on behalf of
  Reporting Persons on June 27, 1995.

2/ This Amendment No. 1 to Schedule 13D relates to the acquisition of capital stock of the Issuer by Reporting Persons on August 29, 1997 and September 1, 1998 and is being filed merely to update the Schedule 13 D filed on behalf of Reporting Persons on June 27, 1995 as to their aggregate incremental holding of the Issuer's capital stock. See Item 4 herein.

CUSIP No. 74725 H 10 1



--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Carlyle-QCS Partners, L.P.
       IRS # 52-1899559

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       00 /1


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                               [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,151,999 Shares /2
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,151,999 Shares /2

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,151,999 Shares /2

--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.0% /3

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN

1/ 1,456,311 shares acquired in connection with Reset; 239,377 shares acquired as result of Dividend Recapitalization. In both cases, no funds given in exchange for the shares. (See Item 3).

2/ Including 1,695,688 shares of Common Stock receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock. Carlyle-QCS has no beneficial interest in the 145,631 shares receivable from the Company upon exercise of certain warrant rights under a Class W Warrant issued to TC Group, L.L.C. (See Items 4, 5 and 7).

3/ Percentages calculated based on 24,249,991 shares which equals 19,230,750 shares of Common Stock reported as issued and outstanding on the Company's latest Form 10-QSB and 5,019,241 shares of Convertible Preferred Stock issued and outstanding subsequent to the Dividend Recapitalization according to that certain Letter dated July 23, 1998 from the Company to the holders of Convertible Preferred Stock plus the shares that will be issued upon conversion of the Convertible Preferred Stock and shares that will be issued upon exercise of the Reporting Persons' rights to purchase stock from the Company. (See Item 5(a)).

CUSIP No. 74725 H 10 1



--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       TC Group, L.L.C.
       IRS # 54-1686957

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       00 /1


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                               [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,297,630 Shares /2
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,297,630 Shares /2

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,297,630 Shares /2

--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.6% /2

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       00 (Limited Liability Company)

______________

1/ 1,456,311 shares acquired in connection with Reset; 239,377 shares acquired as result of Dividend Recapitalization. In both cases, no funds given in exchange for the shares. (See Item 3).

2/ Including (i) the 1,695,688 shares receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock; and (ii) the 145,631 shares receivable from the Company upon exercise of certain warrant rights under a Class W Warrant. (See Items 4, 5 and 7).

3/ Percentages calculated based on 24,249,991 shares which equals 19,230,750 shares reported as issued and outstanding on the Company's latest Form 10-QSB and 5,019,241 shares of Convertible Preferred Stock issued and outstanding subsequent to the Dividend Recapitalization according to that certain Letter dated July 23, 1998 from the Company to the holders of Convertible Preferred Stock plus the shares that will be issued upon conversion of the Convertible Preferred Stock and shares that will be issued upon exercise of the Reporting Persons' rights to purchase stock from the Company. (See Item 5(a)).

CUSIP No. 74725 H 10 1


--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       TCG Holdings, L.L.C.
       IRS # 54-1686011

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       00 /1


--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) OR 2(e)                                               [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0 Shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,297,630 Shares /2
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0 Shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,297,630 Shares /2

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,297,630 Shares /2

--------------------------------------------------------------------------------
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13.6% /3

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       00 (Limited Liability Company)

______________


1/ 1,456,311 shares acquired in connection with Reset; 239,377 shares acquired as result of Dividend Recapitalization. In both cases, no funds given in exchange for the shares. (See Item 3).

2/ Including (i) the 1,695,688 shares receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock; and (ii) the 145,631 shares receivable from the Company upon exercise of certain warrant rights under a Class W Warrant. (See Items 4, 5 and 7).

3/ Percentages calculated based on 24,249,991 shares which equals 19,230,750 shares reported as issued and outstanding on the Company's latest Form 10-QSB and 5,019,241 shares of Convertible Preferred Stock issued and outstanding subsequent to the Dividend Recapitalization according to that certain Letter dated July 23, 1998 from the Company to the holders of Convertible Preferred Stock plus the shares that will be issued upon conversion of the Convertible Preferred Stock and shares that will be issued upon exercise of the Reporting Persons' rights to purchase stock from the Company. (See Item 5(a)).

CUSIP No. 74725 H 10 1

Item 1. Security and Issuer

                  The title of the class of equity securities to which this Amendment No.1 to Schedule 13D relates is the Common Stock, par value $.001 per share (the "Common Stock"), of QCS.net Corporation, a Delaware corporation (formerly QCS Corporation) (the "Company"). The address of the Company is 650 Castro Street, Suite 210, Mountain View, CA 94041.

Item 2. Identity and Background

                  (a) - (c), (f) The names of the persons filing this Amendment No.1 to Schedule 13D are (i) Carlyle-QCS Partners, L.P., a Delaware limited partnership ("Carlyle-QCS"); (ii) TC Group, L.L.C., a Delaware limited liability company ("TC Group"); and (iii) TCG Holdings, L.L.C., a Delaware limited liability company ("TCG"; and collectively with Carlyle-QCS and TC Group referred to herein as the "Reporting Persons").

                  TC Group is the sole general partner of Carlyle-QCS.

                  TCG is a member of TC Group and holds a controlling interest in TC Group. The names of the managing members of TCG, their business address, citizenship, and principal occupation are as follows:


Name and Office Held        Business Address                        Citizenship
---------------------       ----------------                        -----------
James A. Baker, III         c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

Frank C. Carlucci           c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

William E. Conway, Jr.      c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

Daniel A. D'Aniello         c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

CUSIP No. 74725 H 10 1


Richard G. Darman           c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

Allan M. Holt               c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

Jerome H. Powell            c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

David M. Rubenstein         c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

Frank D. Yeary              c/o The Carlyle Group, 1001                USA
Managing Director           Pennsylvania Avenue, N.W.
                            Suite 220, Washington, D.C.
                            20004-2505

                  The principal business of Carlyle-QCS is to invest in the securities of the Company. The principal business of TC Group and TCG is merchant banking.

                  The principal business address of Carlyle-QCS, TC Group and TCG is c/o The Carlyle Group, 1001 Pennsylvania Avenue N.W., Suite 220 South, Washington D.C. 20004.

                  (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reset

                  Pursuant to that certain Series A Convertible Stock Purchase Agreement dated as of November 22, 1994 (the "Stock Purchase Agreement") by and among the Company, Carlyle-QCS and a syndicate of purchasers led by Mr. Yves

CUSIP No. 74725 H 10 1


Sisteron (the "Sisteron Group") (attached to the Schedule 13D filed on behalf of Reporting Persons on June 27, 1995 (the "Original Schedule 13D") as Exhibit 2), Carlyle-QCS contracted to purchase an aggregate of 1,456,311 shares of the Company's authorized Series A Convertible Preferred Stock, par value $.001 per share (the "Convertible Preferred Stock"), from the Company. Pursuant to the Stock Purchase Agreement and that certain Shareholders Agreement dated as of November 22, 1994 (the "Shareholders Agreement") by and among the Company, Carlyle-QCS and Sisteron Group (attached to the Original Schedule 13D as Exhibit
3), the purchase price paid by Carlyle-QCS for the Convertible Preferred Stock could be reduced in the event QCS Development Company, SA, the Company's subsidiary (the "Subsidiary"), realized a net income during the fiscal year 1996 equal to forty percent (40%) or less of its projected net income for the fiscal year 1996, as set forth in the Company's Information Memorandum dated July, 1994. Such reduction would take the form of, a cash payment, or, at the Company's option, issuance of additional shares of Common Stock, or a combination of both to Carlyle-QCS and the other holders of Convertible Preferred Stock (the "Reset"). Such payment would be made by the Company, which would be reimbursed by Marcel van Heesewijk and Mattheus Wegbrans (the "Founders").

                  In that certain Founders Agreement, dated June 17, 1996 ("Founders Agreement"), by and among the Founders, the Company, Reinhardt Stille and Leonardus Klijn, and various Purchasers (the "Purchasers"), the Founders acknowledged that the net income milestones for the Subsidiary for the fiscal year 1996 would not occur. The Founders therefore agreed to transfer or pay the Purchasers, including Carlyle-QCS, an aggregate of 4,368,937 shares of Common Stock (the "Reset Shares") or the equivalent in cash, based on a value of $1.03 per share, or a combination of shares and cash; such transfer or payment to be made to the Purchasers pro-rata based on their holdings of Convertible Preferred Stock. The Founders agreed to make such transfer or payment on or before August 1, 1997.

                  The Founders placed the Reset Shares in escrow pursuant to that certain Escrow Agreement dated June 17, 1996 by and among the Founders, the Purchasers, and Cooley Godward Castro Huddleson & Tatum (the "Escrow Agent"). By letter dated February 13, 1997, Carlyle-QCS confirmed with the Company its desire to receive its pro rata share of the Reset Shares, its equivalent in cash, or a combination of both. By letter dated July 29, 1997, Carlyle-QCS instructed the Escrow Agent to deliver and remit to Carlyle-QCS 1,456,311 shares of Common Stock, which represented Carlyle-QCS's pro-rata share of the Reset Shares. Accordingly, on August 29, 1997, Carlyle-QCS received 1,456,311 shares of Common Stock.

The Dividend Recapitalization

                  Under the terms of the Certificate of Incorporation of the Company, as amended, the Company must pay cash dividends on the Convertible Preferred Stock at the rate of 5% per annum. By June, 1998, Carlyle-QCS and the other holders of Convertible Preferred Stock had an accrued and delinquent cash dividend owed to them by the Company. On June 17, 1998, the Company sent a letter (the "Consent Letter") to all holders of Convertible Preferred Stock that proposed a dividend recapitalization (the "Dividend Recapitalization") whereby the cash dividend on the Convertible Preferred Stock would be eliminated as well as all rights to receive the accrued

CUSIP No. 74725 H 10 1

and delinquent cash dividend for periods up to and including June 30, 1998 (the "Closing Date"). In exchange for the cash dividend and the right to receive the accrued and delinquent cash dividend, the holders of the Convertible Preferred Stock would be issued, on a pro rata basis, shares of Convertible Preferred Stock. The number of shares that each holder of Convertible Preferred Stock would receive would be calculated by dividing (a) the accrued divided as of the Closing Date by (b) $1.2069, which represents 66 2/3% of the average of the bid and ask prices of the Company's Common Stock for the twenty (20) days prior to the Closing Date as reported on the Over-the-Counter Bulletin Board reporting system. The Dividend Recapitalization was conditioned upon the approval by the holders of 80% or more of the Convertible Preferred Stock on or before the Closing Date. By letter dated July 23, 1998 from the Company to the holders of Convertible Preferred Stock (the "Confirmation Letter"), the Company confirmed that it had received on or prior to the Closing Date executed copies of the Consent Letter from holders of 80% or more of the Convertible Preferred Stock. Accordingly, the Company carried out the Dividend Recapitalization. Based on the calculation in the Consent Letter, on September 1, 1998, Carlyle-QCS received 239,377 shares of Convertible Preferred Stock in accordance with the Dividend Recapitalization.

Item 4. Purpose of Transaction

                  The Reset was contemplated in the Stock Purchase Agreement and was consummated as a reduction in the purchase price paid by Carlyle-QCS for the 1,456,311 shares of Convertible Preferred Stock acquired by Carlyle-QCS pursuant to the Stock Purchase Agreement. The Dividend Recapitalization was consummated by the Reporting Persons at the request of the Company and was an exchange for the cash dividend on the Convertible Preferred Stock and the right to receive the accrued and delinquent cash dividend.

                  Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional shares of the Common Stock or other securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of its holdings of the shares of the Common Stock in the open market or in privately negotiated transactions. Any actions that any Reporting Person might undertake will be dependent upon such person's review of numerous factors, including, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company (the "Board"); and other future developments.

                  Although the foregoing reflects activities presently contemplated by each Reporting Person with respect to the Company, the foregoing is subject to change at any time.

                  The Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a

CUSIP No. 74725 H 10 1

merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

                  This Amendment No.1 to Schedule 13D is being filed as an amendment to the Original Schedule 13D. Although this Amendment No. 1 to
Schedule 13D was required to be filed promptly after the acquisition of capital stock on August 29, 1997 pursuant to the Reset, at no time since the filing of the Original Schedule 13D on June 27, 1995 have any of the Reporting Persons' purposes and intentions in owning and holding the capital stock of the Company changed in any way. Moreover, no Reporting Person has acquired in an open market transaction or disposed in any type of transaction any of the capital stock of the Company during the relevant time period. Rather, the filing of this Amendment No. 1 to Schedule 13D is required merely because of the accretion of the Reporting Persons' holdings of the Company's capital stock pursuant to the Reset (which was contemplated and described in the initial investment documents filed on June 27, 1995 with the Original Schedule 13D) and the Dividend Recapitalization (which was agreed to by Reporting Persons at the request of Company management).

CUSIP No. 74725 H 10 1

Item 5. Interest in Securities of the Issuer

         (a)      Shares of Common Stock Beneficially Owned



                                     Right to Common
                                        Stock Upon            Right to
                      Common          Conversion of           Purchase
                       Stock           Convertible          Common Stock        Total
                   Beneficially         Preferred             from the        Beneficial
                       Owned              Stock               Company         Ownership
                       -----              -----              --------         ----------

Carlyle-QCS          1,456,311          1,695,688               N.A.          3,151,999
TC Group             1,456,311          1,695,688             145,631         3,297,630
TCG                  1,456,311          1,695,688             145,631         3,297,630
Reporting            1,456,311          1,695,688             145,631         3,297,630
Persons


CUSIP No. 74725 H 10 1

   Approximate Percentage of Common Stock of the Company Beneficially Owned.1



                             Common Stock
                                 and
                        Convertible Preferred      Right to Purchase       Total Beneficial
                                Stock              from the Company           Ownership
                                -----              -----------------          ---------

Carlyle-QCS                     13.0%                    N.A.                   13.0%
TC Group                        13.0%                    .60%                   13.6%
TCG                             13.0%                    .60%                   13.6%
Reporting Persons               13.0%                    .60%                   13.6%



1. Including (i) the 1,456,311 shares of Common Stock; (ii) the 1,695,688 shares receivable upon conversion of 1,695,688 shares of Convertible Preferred Stock; and (iii) the 145,631 shares receivable from the Company upon exercise of the Class W Warrant. (See Items 4, 5 and 7).

 ------------------------

         (b) Carlyle-QCS may be deemed to share with the other Reporting Persons the power to vote and dispose of (i) 1,456,311 shares of Common Stock and (ii) 1,695,688 shares of Convertible Preferred Stock. Carlyle-QCS has no power to vote or dispose of 145,631 shares of Common Stock pursuant to the Class W Warrant held by TC Group. TC Group may be deemed to share with the other Reporting Persons the power to vote and dispose of (i) 1,456,311 shares of Common Stock and (ii) 1,695,688 shares of Convertible Preferred Stock. TC Group may be deemed to share with TCG the power to vote and dispose of 145,631 shares of Common Stock as the holder of the Class W Warrant. TCG, as a member holding a controlling interest in TC Group, may be deemed to share all rights herein described belonging to TC Group.

         (c) Other than the transactions described herein, no transactions in any capital stock of the Company have occurred since the filing of the Original
Schedule 13D on June 27, 1995.

         (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company owned by the Reporting Persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Pursuant to the Founders Agreement, Carlyle-QCS received 1,456,311 shares of Common Stock as a partial refund of the purchase price of the 1,456,311 shares of Convertible Preferred Stock purchased by Carlyle-QCS pursuant to the Stock Purchase Agreement.

CUSIP No. 74725 H 10 1

                  Pursuant to the Consent Letter and the Confirmation Letter, Carlyle-QCS received 239,377 shares of Convertible Preferred Stock as a result of the Dividend Recapitalization. The Consent Letter and the Confirmation Letter also eliminated the cash dividend on the Convertible Preferred Stock as well as the right to receive the accrued and delinquent cash dividend for periods up to and including June 30, 1998.

Item 7. Materials to be filed as Exhibits

Exhibit 1. Joint Filing Agreement by and among Carlyle-QCS, TC Group and TCG, dated January 15, 1999.

Exhibit 2. Founders Agreement dated June 17, 1996 by and among the Founders, the Company, Reinhardt Stille and Leonardus Klijn, and the Purchasers.

Exhibit 3. Escrow Agreement dated June 17, 1996 by and among the Founders, the Purchasers, and the Escrow Agent.

Exhibit 4.    Letter dated February 13, 1997 from Carlyle-QCS to the Company.

Exhibit 5.    Letter dated July 29, 1997 from the Company to the Escrow Agent.

Exhibit 6. Letter dated June 17, 1998 from the Company to the holders of Convertible Preferred Stock.

Exhibit 7. Letter dated July 23, 1998 from the Company to the holders of Convertible Preferred Stock.

CUSIP No. 74725 H 10 1

                                    Signature

After reasonable inquiry and to the best of the knowledge of the undersigned on page 14 hereof, such undersigned certify that the information set forth in this statement is true, complete and correct.

                                                 January 15, 1999
                                                       Date

CUSIP No. 74725 H 10 1

         IN WITNESS WHEREOF, Carlyle-QCS, TC Group and TCG have caused this Amendment No. 1 to Schedule 13D to be executed as of the date first above written.

                                 CARLYLE-QCS PARTNERS, L.P.

                                 By: TC Group, L.L.C., its General Partner

                                 By:    /s/ David M. Rubenstein
                                        ----------------------------
                                 Name:  David M. Rubenstein
                                 Title: Managing Director

                                 TC GROUP, L.L.C.

                                 By:    /s/ David M. Rubenstein
                                       -----------------------------
                                 Name:  David M. Rubenstein
                                 Title: Managing Director

                                 TCG HOLDINGS, L.L.C.

                                 By:    /s/ David M. Rubenstein
                                        ---------------------------
                                 Name:  David M. Rubenstein
                                 Title: Managing Director

CUSIP No. 74725 H 10 1

                                Index to Exhibits
                                -----------------

                                                                                  Page
                                                                                  ----


Exhibit 1.   Joint Filing Agreement by and among Carlyle-QCS, TC Group and         20
             TCG, dated January 15, 1999.

Exhibit 2.   Founders Agreement dated June 17, 1996 by and among the               21
             Founders, the Company, Reinhardt Stille and Leonardus Klijn, and
             the Purchasers.

Exhibit 3.   Escrow Agreement dated June 17, 1996 by and among the                 27
             Founders, the Purchasers, and the Escrow Agent.

Exhibit 4.   Letter dated February 13, 1997 from Carlyle-QCS to the Company.       39

Exhibit 5.   Letter dated July 29, 1997 from the Company to the Escrow Agent.      41

Exhibit 6.   Letter dated June 17, 1998 from the Company to the holders of         42
             Convertible Preferred Stock.

Exhibit 7.   Letter dated July 23, 1998 from the Company to the holders of         44
             Convertible Preferred Stock.
